FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K (this "Report") as Exhibit 99.1 is a press release dated April 18, 2023 of Diana Shipping Inc. (the "Company") announcing the date for the Company's 2023 Annual Meeting of Shareholders.
Attached to this report on Form 6-K as Exhibit 99.2 is the Notice of Annual Meeting of Shareholders and Proxy Statement of the Company, which was mailed to shareholders of the Company on or around April 12, 2023.
Attached to this report on Form 6-K as Exhibit 99.3 is the Proxy Card of the Company, which was mailed to shareholders of the Company on or around April 12, 2023.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-256791 and 333-266999) that were filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021 and September 16, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: April 18, 2023	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President